UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission file number: 001-41657

CBL INTERNATIONAL LIMITED

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Level 23-2, Menara Permata Sapura

Kuala Lumpur City Centre

50088 Kuala Lumpur

Malaysia

Tel: +603 2706 8280

Fax: +603 2703 2968

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

OTHER INFORMATION

Attached hereto as Exhibit 99.1 is the management’s discussion and analysis of financial condition and results of operations of the Company for the six months ended June 30, 2023 and 2022; attached hereto as Exhibit 99.2 are the unaudited condensed consolidated financial statements of the Company for the six months ended June 30, 2023 and 2022; and attached hereto as Exhibit 99.3 is a press release dated September 14, 2023, announcing the Company’s unaudited financial and operating results for the six months ended June 30, 2023 and 2022.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2023 and 2022
99.2	Unaudited Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2023 and 2022
99.3	Press Release, dated September 14, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CBL International Limited

	By:	/s/ Teck Lim Chia
	Name:	Teck Lim Chia
	Title:	Chief Executive Officer

Date: September 14, 2023